Exhibit 99.1

JinkoSolar Announces Cash Dividend

SHANGRAO, China, June 12, 2026 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in clean energy technology, today announced that its board of directors has declared a cash dividend of US$0.375 per ordinary share of US$0.00002 each of the Company (the “Ordinary Shares”), or US$1.50 per American Depositary Share (the “ADS”). Holders of the Ordinary Shares or ADSs at the close of trading on June 22, 2026 (U.S. Eastern Time) will be entitled to receive the cash dividend. The dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. The dividend is expected to be paid on or around July 9, 2026. The total amount of cash to be distributed for the dividend is expected to be approximately US$78.5 million.

“Returning capital reflects our confidence in JinkoSolar’s long-term prospects and our commitment to delivering sustainable value to shareholders,” said Mr. Xiande Li, Chairman and Chief Executive Officer of JinkoSolar. “We are well positioned to lead the industry as it evolves from a focus on scale and price competition to one defined by quality, reliability, and value with our advanced technology, deepened global footprint, and accelerating integrated solar-plus-storage strategy. We believe JinkoSolar is well positioned to capture future opportunities and drive sustainable growth over the long term.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in clean energy technology. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of March 31, 2026.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +852 2117 0861

Email: christian.arnell@christensencomms.com

In the U.S.:

Email: jinko@christensencomms.com